

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2010

Barbra E. Kocsis
ML Bluetrend FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lunch Drive (1B)
Pennington, NJ 08543

> **Re:** **ML BlueTrend FuturesAccess LLC**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed March 23, 2010**
> **File No. 000-53794**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Financial Statements and Exhibits

Independent Auditors' Report, page 32

1. We note your response to comment 5 in our letter dated January 8, 2010. Please amend your filing to include a <u>dated</u> audit report from your independent auditors.

2. We note that you have repeated information required by Item 2 within Item 15, which contains your audited financial statements. However, the disclosure beginning on page 17 of the financial statements appears to be inconsistent with the information provided on page 17 under "Management's Discussion and Analysis of Financial Condition and

Results of Operations." In particular, we note the paragraph beginning "[f]or the nine months ended September 30, 2009" relating to the increase in Fund capital. Please advise or revise. In addition, the page numbering for the financial statements does not correspond to the Index to Financial Statements.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

                Sincerely,

                Jennifer Gowetski
                Senior Counsel

cc: Mark Borrelli, Esq.
   Sidley Austin LLP
   Via facsimile (312) 853-7036